*FOIA Confidential Treatment Request* Confidential Treatment Requested by Atreca, Inc. in connection with Registration Statement on Form S-1 filed on May 24, 2019

Michael E. Tenta

+1 650 843 5636

mtenta@cooley.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [*].

June 3, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Franklin Wyman

Kevin Vaughn

Julia Griffith

Dietrich King

Re:           Atreca, Inc.
Registration Statement on Form S-1
Filed on May 24, 2019
File No. 333-231770
CIK No. 0001532346

Ladies and Gentlemen:

On behalf of Atreca, Inc. (the “Company”), we are submitting this letter supplementally in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated May 20, 2019 (the “Comment Letter”) regarding the draft registration statement on Form S-1 that was originally confidentially submitted to the Commission on April 24, 2019 and, as subsequently revised pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-231770), filed with the Commission on May 24, 2019 (the “Registration Statement”). In this letter, we are responding only to comment number 13 in the Comment Letter regarding the proposed price range of the shares of the Company’s Class A common stock (the “common stock”) to be offered, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including,

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but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (650) 843-5636 rather than rely on the U.S. mail for such notice.

Estimated Price Range:

Based in part on information provided by the underwriters, the Company currently estimates that the anticipated offering prices to be reflected on the cover of the Company’s preliminary prospectus, if issued, would be a three to four-dollar price range within or below the range of $[ * ] to $[ * ] per share (“Estimated Price Range”). Please note that unless otherwise indicated, the per share amounts and share amounts in this letter reflect the impact of an anticipated 1-for-6 reverse stock split that the Company plans to effect immediately prior to the offering. The Estimated Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place on May 23, 2019 between senior management of the Company and representatives of the underwriters.  Prior to May 23, 2019, the Company and underwriters had not had specific discussions regarding the Estimated Price Range. In determining the Estimated Price Range, the Company and the underwriters reviewed a number of valuation methodologies to triangulate valuation, including a discounted cash flow analysis, recent IPO transactions, valuations of comparable companies and relevant trading multiples.

The Company expects to include a bona fide price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the road show for the initial public offering (the “IPO”), which the Company anticipates could commence as soon as [ * ]. That price range will be subject to then-current market conditions, continuing discussions with the underwriters and any other factors affecting the Company or the proposed offering. Due to the volatility in the securities markets, specifically the volatility experienced in the market by recent IPO issuers in general and issuers in the biotechnology industry in particular, there is a possibility that the bona fide price range for the IPO may fall outside of the Estimated Price Range.  In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Staff Comments and Supplemental Company Responses:

Comments:

13. Once you have an estimated offering price range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any difference between recent valuations of your common stock leading up to the planned offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Supplemental Company Response:

The Company has granted stock options during the period from May 24, 2018 through the date of this letter as follows:

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Grant date	Number of shares underlying stock options granted	Exercise price per share of common stock	Estimated fair value per share of common stock
May 24, 2018	28,890 pre-split (4,815 post-split)	$0.86 pre-split ($5.16 post-split)	$0.86 pre-split ($5.16 post-split)
October 30, 2018	2,373,995 pre-split (395,665 post-split)	$1.67 pre-split ($10.02 post-split)	$1.67 pre-split ($10.02 post-split)
November 15, 2018	654,846 pre-split (109,141 post-split)	$1.67 pre-split ($10.02 post-split)	$1.67 pre-split ($10.02 post-split)
January 31, 2019	2,768,497 pre-split (461,416 post-split)	$2.01 pre-split ($12.06 post-split)	$2.01 pre-split ($12.06 post-split)
April 5, 2019	2,380,462 pre-split (396,743 post-split)	$2.01 pre-split ($12.06 post-split)	$2.01 pre-split ($12.06 post-split)
May 23, 2019	1,565,550 pre-split (260,925 post-split)	$2.11 pre-split ($12.66 post-split)	$2.11 pre-split ($12.66 post-split)

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the estimated fair value of the award. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes the significant assumptions used during the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019. The Company will reevaluate each of these assumptions, and update them as appropriate, when granting new equity awards and in preparing its financial statements for the remainder of 2019.

Historical Stock-Based Compensation Expense:

The Company’s stock-based compensation expense for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2019 were approximately $409,000 (1.4% of total operating expenses), $1,419,000 (3.6% of total operating expenses) and $776,000 (5.5% of total operating expenses), respectively.

Stock Option Grants and Common Stock Valuations:

The estimated fair value of the common stock underlying stock options was determined at each grant date by the Company’s board of directors (the “Board”) and was supported by periodic independent third-party valuations. The Board intended all options granted to be exercisable at a price per share not less than the per-share fair value of the common stock underlying those options on the date of grant. The valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The methodology used by the third-party valuation specialists to determine the fair value of the Company’s common stock included estimating the fair value of the enterprise, subtracting the fair value of debt from this enterprise value, and then allocating this value to all of the equity interests using the option pricing method or the probability weighted expected return method. The assumptions used in the valuation model to determine the estimated fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•                  The prices at which the Company sold shares of its shares of Series C and Series C2 convertible preferred stock in September 2018 and the superior rights, preferences and privileges of the Company’s convertible preferred stock relative to the common stock at the time of each common

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stock option grant.  In September 2018 , the Company issued and sold to a number of investors 30.0 million and 23.6 million shares of the Company’s Series C and Series C2 convertible preferred stock at a price per share of $[ * ] for both series of convertible preferred stock.

•                  The progress of the Company’s research and development programs, including the status and results of preclinical studies for the Company’s product candidate, ATRC-101, as well as other antibodies.

•                  The Company’s stage of development and its business strategy.

•                  The impact of significant corporate events or milestones.

•                  Material risks related to the Company’s business.

•                  External market conditions affecting the healthcare industry in general, and the biotechnology industry in particular, and trends within such industries.

•                  The Company’s actual operating results and financial position, including cash on hand, and its historical and forecasted performance and operating results.

•                  The lack of an active public market for the common stock and convertible preferred stock and that the grants involved illiquid securities in a private company.

•                  The likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market and biotechnology sector conditions.

•                  The Company’s IPO timeline and related activities.

•                  The analysis of IPOs and the market performance of similar companies in the healthcare and biotechnology industries.

Common Stock Valuation Methodologies:

The valuations discussed below were performed in accordance with applicable elements of the Practice Aid. The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the Company considered the following methods:

•                  Option Pricing Method. Under the option pricing method (“OPM”) shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the Company’s preferred stock and common stock are inferred by analyzing these options.

•                  Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

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Based on the Company’s stage of development and other relevant factors, the Company determined that OPM was the most appropriate method for allocating the Company’s enterprise value to determine the estimated fair value of common stock for valuations performed prior to August 2018. Beginning in August 2018, the Company has used PWERM in combination with OPM (the “Hybrid Approach”) to determine the estimated fair value of the Company’s common stock.

Common Stock Valuations:

In determining the estimated fair value of the common stock underlying the stock options granted, the Board considers the most recent contemporaneous independent third-party valuation of the Company’s common stock and an assessment of additional objective and subjective factors it believes to be relevant as of the grant date. The additional factors considered when determining any changes in estimated fair value between the most recent contemporaneous valuation and the grant date include, when applicable, the prices paid in the Company’s recent financing transactions, the Company’s stage of development, the Company’s clinical, operating and financial performance and business and financial market conditions generally and in the biotechnology sector. Each of the stock option grant dates since May 24, 2018 is discussed below (with per share amounts on a post-split basis).

May 24, 2018 Grants. The Company received an independent third-party valuation of its common stock as of August 31, 2017 that indicated that the fair value of the common stock on that date was $5.16 per share. This valuation utilized the OPM “backsolve” method to estimate the Company’s equity value based on the Company’s August 2017 Series B convertible preferred stock financing. This equity value was then allocated using OPM to the securities outstanding based on their liquidation preferences and other rights. The independent valuation specialist used an estimated volatility of 70% and an expected time to liquidity event of 2.5 years and applied a 35% discount for lack of marketability due to the Company being privately held. Between August 2017 and May 24, 2018, there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. The Board determined the estimated fair value of the Company’s common stock to be $5.16 per share as of May 24, 2018.

October 30, 2018 and November 15, 2018 Grants. The Company received an independent third-party valuation of its common stock as of August 31, 2018 that indicated that the fair value of the common stock on that date was $10.02 per share. This valuation utilized the Hybrid Approach to estimate the Company’s equity value. Using the Hybrid Approach, two scenarios were assumed, an IPO scenario using the PWERM and an exit/liquidity event scenario using the OPM. Using the PWERM approach, the independent valuation specialist considered two different IPO scenarios. The time to liquidity was estimated to occur between seven months and thirteen months of August 31, 2018 and a 13% discount was applied for lack of marketability due to the Company being privately held. The estimated valuation of the Company in the two different IPO scenarios was estimated to be between $370 million and $406 million. In the exit/liquidity event scenario, the independent valuation specialist used an estimated volatility of 86% and an expected time to liquidity event of 3.0 years and applied a 30% discount for lack of marketability due to the Company being privately held. The Hybrid Approach weighted the IPO scenario at 45% and the exit/liquidity event scenario at 55%. The resulting fair value of the Company’s common stock was $10.02 per share. Between August 31, 2018 and November 15, 2018, there were no substantive changes in the Company’s financial position or commercial prospects, or in the broader capital markets activity in the life-sciences sector, that might have caused a change in fair value or warranted an updated independent third-party valuation. The Board determined the estimated fair value of the Company’s common stock to be $10.02 per share as of both October 30, 2018 and November 15, 2018.

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January 31, 2019. The Company received an independent third-party valuation of its common stock as of December 31, 2018 that indicated that the fair value of the common stock on that date was $12.06 per share. This valuation utilized the Hybrid Approach to estimate the Company’s equity value. Using the Hybrid Approach, two scenarios were assumed, an IPO scenario using the PWERM and an exit/liquidity event scenario using the OPM. Using the PWERM approach, the independent valuation specialist considered two different IPO scenarios. The time to liquidity was estimated to occur between three months and nine months of December 31, 2018 and a 13% discount was applied for lack of marketability due to the Company being privately held. The estimated valuation of the Company in the two different IPO scenarios was estimated to be between $404 million and $443 million based largely on valuation step-up benchmarks from recent IPOs in the life-sciences industry. In the exit/liquidity event scenario, the independent valuation specialist used an estimated volatility of 84% and an expected time to liquidity event of 3.0 years and applied a 30% discount for lack of marketability due to the Company being privately held. The Hybrid Approach weighted the IPO scenario at 50% and the exit/liquidity event scenario at 50%. The resulting fair value of the Company’s common stock was $12.06 per share. Between December 31, 2018 and January 31, 2019, there were no substantive changes in the Company’s financial position or commercial prospects, or in the broader capital markets activity in the life-sciences sector, that might have caused a change in fair value or warranted an updated independent third-party valuation. The Board determined the estimated fair value of the Company’s common stock to be $12.06 per share as of January 31, 2019.

April 5, 2019.  The Company received an independent third-party valuation of its common stock as of December 31, 2018 that indicated that the fair value of the common stock on that date was $12.06 per share. This valuation utilized the Hybrid Approach to estimate the Company’s equity value. Using the Hybrid Approach, two scenarios were assumed, an IPO scenario using the PWERM and an exit/liquidity event scenario using the OPM. Using the PWERM approach, the independent valuation specialist considered two different IPO scenarios. The time to liquidity was estimated to occur between three months and nine months of December 31, 2018 and a 13% discount was applied for lack of marketability due to the Company being privately held. The estimated valuation of the Company in the two different IPO scenarios was estimated to be between $404 million and $443 million. In the exit/liquidity event scenario, the independent valuation specialist used an estimated volatility of 84% and an expected time to liquidity event of 3.0 years and applied a 30% discount for lack of marketability due to the Company being privately held. The Hybrid Approach weighted the IPO scenario at 50% and the exit/liquidity event scenario at 50%. The resulting fair value of the Company’s common stock was $12.06 per share. Between December 31, 2018 and April 5, 2019, there were no substantive changes in the Company’s financial position or commercial prospects, or in the broader capital markets activity in the life-sciences sector, that might have caused a change in fair value or warranted an updated independent third-party valuation. The Board determined the estimated fair value of the Company’s common stock to be $12.06 per share as of April 5, 2019.

May 23, 2019.  The Company received an independent third-party valuation of its common stock as of April 30, 2019 that indicated that the fair value of the common stock on that date was $12.66 per share. This valuation utilized the Hybrid Approach to estimate the Company’s equity value. Using the Hybrid Approach, two scenarios were assumed, an IPO scenario using the PWERM and an exit/liquidity event scenario using the OPM. Using the PWERM approach, the independent valuation specialist considered two different IPO scenarios. The time to liquidity was estimated to occur between two months and five months of April 30, 2019 and a 10% discount was applied for lack of marketability due to the Company being privately held. The estimated valuation of the Company in the two different IPO scenarios was estimated to be between $374 million and $392 million.  The decrease in the estimated valuation was driven by market data indicating that median valuation step-ups in life-sciences IPOs had decreased to 20% as compared to prior period valuations when similar market data when median step-ups had been

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closer to 40%.  In the exit/liquidity event scenario, the independent valuation specialist used an estimated volatility of 85% and an expected time to liquidity event of 3.0 years and applied a 30% discount for lack of marketability due to the Company being privately held. The Hybrid Approach weighted the IPO scenario at 65% and the exit/liquidity event scenario at 35% given the increased likelihood of the company pursuing an IPO and initial feedback from “Testing The Waters” meetings held in May 2019. The resulting fair value of the Company’s common stock was $12.66 per share. Between April 30, 2019 and May 23, 2019, there were no substantive changes in the Company’s financial position or commercial prospects, or in the broader capital markets activity in the life-sciences sector, that might have caused a change in fair value or warranted an updated independent third-party valuation. The Board determined the estimated fair value of the Company’s common stock to be $12.66 per share as of May 23, 2019.

Factors Contributing to Differences Between Grant Date Estimated Fair Values and the Estimated IPO Price:

In recognition of the Staff’s interest in understanding the factors affecting the difference between the anticipated midpoint of the Estimated Price Range and the estimated fair value of common stock in connection with prior stock option grants, the Company is providing the information set forth below.

2018-2019 Stock Option Grants. The Company believes the following factors, along with those set forth above with respect to each of the options granted by the Company since May 24, 2018, explain the difference between the estimated fair values of the Company’s common stock on those grant dates and the anticipated midpoint of the Estimated Price Range.

•                  The Estimated Price Range represents a future price for shares of common stock that, if issued in the IPO, assumes a 100% probability of the IPO and that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for the 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair values of the common stock through May 2019 and the Estimated Price Range. At the time of the May 23, 2019 grants, the Company had confidentially submitted its draft registration statement to the Commission, but had not publicly filed the Registration Statement.

•                  The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences that are senior to the rights of the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Estimated Price Range described assumes the conversion, on a share-for-share basis, of all of the preferred stock into common stock (and of all of the Company’s Series C2 preferred stock into the Company’s Class B common stock) upon completion of the IPO. The corresponding elimination of these economic rights and preferences results in a higher valuation of the common stock after the IPO.

•                  From May 6, 2019 through May 24, 2019, the Company conducted “testing the waters” meetings and received preliminary feedback on the Company’s potential value. The Company may continue to conduct such “testing the waters” meetings through the period prior to its road show.

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•                  The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets, provide enhanced operational flexibility, strengthen the Company’s brand recognition and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate.

•                  The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that are not applicable to the determination of the Estimated Price Range.

•                  The Estimated Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

•                  The challenging public capital markets environment in the first quarter of 2019 driven by general economic uncertainty and the more specific impact on the public market receptivity to life-sciences offerings given the expected negative impact of the federal government shutdown on the ability of the United States Food & Drug Administration (the “FDA”) to respond to companies in a timely manner.

•                  Increased market volatility, particularly in the biotechnology sector, continuing in the second quarter of 2019.

•                  The feedback received on March 29, 2019 from the FDA relating to our Investigational New Drug (our “IND”) application for ATRC-101, our lead product candidate.  The written feedback to our pre-IND meeting request helped inform the design and timing of the Phase 1b clinical study for ATRC-101 expected to commence in early 2020.

As described above, the per-share exercise prices of the stock options granted since May 24, 2018 were supported by contemporaneous independent valuations of the underlying common stock. Accordingly, the Company and the Board consider these prices to represent a bona fide estimate of the fair value of the common stock as of the grant date.

However, considering the passage of time between:

a)	the third-party valuation on December 31, 2018 and the April 5, 2019 option grants, and

b)	the third-party valuation on April 30, 2019 and the May 23, 2019 option grants combined with the increased likelihood during those intervening periods of a liquidity event, as evidenced by the Company’s confidential submission of a draft registration statement on Form S-1 on April 24, 2019 and, as subsequently revised, the Registration Statement filed with the Commission on May 24, 2019, the Company has determined in the interest of prudence and solely for financial accounting purposes that we will use a deemed fair value per share of common stock as of the April 5, 2019 and May 23, 2019 accounting measurement date of $[ * ] and $[ * ] per share, respectively.  The April 5, 2019 deemed fair value represents the midpoint of the most recent determination of fair value of $12.06 per share and the low end of the Estimated Price Range of $[ * ] per share.  In determining to use the midpoint between most

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recent fair value determination and the low end of the Estimated Price Range for the April 5, 2019 accounting measurement dates as it is preparing its consolidated financial statements for the six months ending June 30, 2019, the Company considered the totality of the evidence available including feedback on its pre-IND meeting request from the FDA, continued progress in its IPO efforts, current valuation indicators from its underwriters which are the basis for the Estimated Price Range and the lack of any significant, intervening events between December 31, 2018 and May 23, 2019, other than commencement of the IPO efforts, which has been factored into the Company’s conclusion herein.  In determining to use the deemed fair value of $[ * ] per share for the May 23, 2019 accounting measurement date, which represents the low-end of the Estimated Price Range, in addition to the various factors noted above, the Company considered the relative proximity of the grant date to the revised Registration Statement publicly filed with the Commission on May 24, 2019.

Anticipated Additional Disclosures. The Company additionally anticipates adding the following additional disclosure to the next amendment to the Registration Statement:

On April 5, 2019 and on May 23, 2019, we granted options to purchase an aggregate of                    shares of common stock to our employees, directors and consultants. The majority of these options vest of a four-year period with a portion of them vesting over a three-year period.  The total compensation expense for these unvested options is expected to be approximately $                     and recognized over the service term of three to four years.

Anticipated Equity Compensation Grants. The Company presently anticipates granting certain equity awards to recently hired employees shortly prior to the IPO. With respect to these awards, the Company intends to use the price to the public in the IPO as the deemed fair value per share of common stock for financial accounting purposes.

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

Understandings:

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 843-5636 with any questions or further comments regarding this matter.

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Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	John Orwin, Atreca, Inc.
Herbert Cross, Atreca, Inc.
Barbara Kosacz, Cooley LLP
Danielle E. Naftulin, Cooley LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP

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